UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549



                              SCHEDULE 13D



               Under the Securities Exchange Act of 1934

                            (Amendment No.  )*



                         BARRETT RESOURCES CORP
--------------------------------------------------------------------------
                            (Name of Issuer)


                              Common Stock
--------------------------------------------------------------------------
                      (Title of Class of Securities)


                                068480201
                       ---------------------------
                             (CUSIP Number)


                            Howard Feitelberg
                      Highbridge Capital Corporation
                       Anchorage Center, 2nd Floor
                  Harbor Drive, George Town, Grand Cayman
                    Cayman Islands, British West Indies
                             (345) 945-1400
           -----------------------------------------------------
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              June 5, 2001
           -----------------------------------------------------
           Date of Event Which Requires Filing of this Statement



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
check the following box [   ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


--------------------------------------------------------------------------
CUSIP No.  068480201

--------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Highbridge Capital Corporation - not applicable


--------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                       (a)  [ ]
                                                       (b)  [ ]

--------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------
4.  SOURCE OF FUNDS

         OO


--------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)  [   ]



--------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands, British West Indies


--------------------------------------------------------------------------

                7.  SOLE VOTING POWER



NUMBER OF     -----------------------------------------------------------

SHARES          8.  SHARED VOTING POWER

BENEFICIALLY        1,900,000

OWNED BY      -----------------------------------------------------------

EACH            9.  SOLE DISPOSITIVE POWER

REPORTING

PERSON        -----------------------------------------------------------

WITH           10.  SHARED DISPOSITIVE POWER

                    1,900,000

--------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,900,000

--------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [   ]


--------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.7%

--------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (See Instructions)

         BD









                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549



                              SCHEDULE 13D



               Under the Securities Exchange Act of 1934

                            (Amendment No.  )*



                         BARRETT RESOURCES CORP
--------------------------------------------------------------------------
                            (Name of Issuer)


                              Common Stock
--------------------------------------------------------------------------
                      (Title of Class of Securities)


                                068480201
                       ---------------------------
                             (CUSIP Number)


                            Ronald S. Resnick
                    Highbridge Capital Management, LLC
                       767 Fifth Avenue, 23rd Floor
                        New York, New York  10153
                             (212) 751-4510
           -----------------------------------------------------
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              June 5, 2001
           -----------------------------------------------------
           Date of Event Which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
check the following box [   ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



--------------------------------------------------------------------------
CUSIP No.  068480201

--------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Highbridge Capital Management, LLC - 13-3993048


--------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                       (a)  [ ]
                                                       (b)  [ ]

--------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------
4.  SOURCE OF FUNDS

         Not applicable

--------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)  [   ]



--------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware


--------------------------------------------------------------------------

                7.  SOLE VOTING POWER



NUMBER OF     -----------------------------------------------------------

SHARES          8.  SHARED VOTING POWER

BENEFICIALLY        1,900,000

OWNED BY      -----------------------------------------------------------

EACH            9.  SOLE DISPOSITIVE POWER

REPORTING

PERSON        -----------------------------------------------------------

WITH           10.  SHARED DISPOSITIVE POWER

                    1,900,000

--------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,900,000

--------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [   ]


--------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.7%

--------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (See Instructions)

      OO - Limited Liability Company





Introduction:

This statement is filed by Highbridge Capital Corporation ("HCC") and Highbridge Capital Management, LLC ("HCM") (HCC and HCM are sometimes referred to herein collectively as the "Reporting Persons") with respect to the ownership by HCC of 1,900,000 shares of Common Stock of Barrett Resources Corp (the "Issuer"). HCM is the trading manager of HCC.


Item 1. Security and Issuer

This statement on Schedule 13D relates to:

        the Common Stock of Barrett Resources Corp

The name and address of the principal executive and business office of the Issuer is:

        1515 Arapahoe Street
        Tower 3
        Suite 1000
        Denver, Colorado  80202


Item 2. Identity and Background

  (a)   Highbridge Capital Corporation
          (organized in the Cayman Islands; principal business is engaging in arbitrage and absolute return investment strategies in the global equity and corporate debt securities markets)

        Highbridge Capital Management, LLC
          (organized in the state of Delaware; principal business is acting as trading manager of Highbridge Capital Corporation)

        Glenn Dubin
        Henry Swieca
        Howard Feitelberg
        Mario Benbassat
        Bernard Loze
        Julio Mario Santo Domingo


  (b)   Highbridge Capital Corporation:
        Anchorage Center, 2nd Floor
        Harbor Drive, George Town, Grand Cayman
        Cayman Islands, British West Indies

        Highbridge Capital Management, LLC:
        767 Fifth Avenue
        23rd Floor
        New York, NY 10153

        Glenn Dubin:        767 Fifth Avenue
                            23rd Floor
                            New York, NY 10153

        Henry Swieca:       767 Fifth Avenue
                            23rd Floor
                            New York, NY 10153

        Howard Feitelberg:  Anchorage Center, 2nd Floor
                            Harbor Drive
                            George Town, Grand Cayman
                            Cayman Islands, British West Indies

        Mario Benbassat:    6, Place Camoletti
                            1207 Geneva
                            Switzerland

        Bernard Loze:       Loze Associates
                            43, Avenue Marceau
                            75116 Paris, France

        Julio Mario Santo Domingo:  Alpha Asset Management
                                    9 place du bourg de four
                                    Geneva CH-1204, Switzerland


  (c)   Glenn Dubin:
          Co-Chairman - Highbridge Capital Management, LLC
                        767 Fifth Avenue, New York, NY 10153
          Co-Chairman - Dubin & Swieca Companies
                        767 Fifth Avenue, New York, NY   10153
          Director -    Highbridge Capital Corporation
                        Anchorage Center, 2nd Floor
                        Harbor Drive, George Town, Grand Cayman
                        Cayman Islands, British West Indies

        Henry Swieca:
          Co-Chairman - Highbridge Capital Management, LLC
                        767 Fifth Avenue, New York, NY 10153
          Co-Chairman - Dubin & Swieca Companies
                        767 Fifth Avenue, New York, NY   10153
          Director -    Highbridge Capital Corporation
                        Anchorage Center, 2nd Floor
                        Harbor Drive, George Town, Grand Cayman
                        Cayman Islands, British West Indies

        Howard Feitelberg:
          Controller -  Highbridge Capital Corporation
                        Anchorage Center, 2nd Floor
                        Harbor Drive, George Town, Grand Cayman
                        Cayman Islands, British West Indies
          Director -    Highbridge Capital Corporation
                        Anchorage Center, 2nd Floor
                        Harbor Drive, George Town, Grand Cayman
                        Cayman Islands, British West Indies

        Mario Benbassat:
          General/Managing
          Director -    Genevalor, Benbassat & Cie
                        6, Place Camoletti, 1207 Geneva, Switzerland
          Director -    Highbridge Capital Corporation
                        Anchorage Center, 2nd Floor
                        Harbor Drive, George Town, Grand Cayman
                        Cayman Islands, British West Indies

        Bernard Loze:
          Chairman -    Loze & Associates
                        43, Avenue Marceau, 75116 Paris, France
          Director -    Highbridge Capital Corporation
                        Anchorage Center, 2nd Floor
                        Harbour Drive, George Town, Grand Cayman
                        Cayman Islands, British West Indies

        Julio Mario Santo Domingo:
          President -   Alpha Asset Management, S.A.
                        9, place du bourg de four, Geneva CH-1204,
                        Switzerland
          Director -    Highbridge Capital Corporation
                        Anchorage Center, 2nd Floor
                        Harbor Drive, George Town, Grand Cayman
                        Cayman Islands, British West Indies

  (d)-(e)

  Neither the Reporting Persons nor any of the persons enumerated in General Instruction C has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither the Reporting Persons nor any of the persons enumerated in General Instruction C has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


  (f)  Citizenship

       Glenn Dubin:                United States
       Henry Swieca:               United States
       Howard Feitelberg:          Canada
       Mario Benbassat:            Switzerland
       Bernard Loze:               France
       Julio Mario Santo Domingo:  Columbia and Brazil



Item 3. Source and Amount of Funds or Other Consideration

        The funds to purchase the $134,617,531 of Common Stock came from equity capital and from funds borrowed from a broker margin account kept in the ordinary course of business.


Item 4. Purpose of Transaction

        The Shares of Common Stock are deemed to be beneficially owned by the Reporting Persons and were acquired in the ordinary course of business for, and are being held for, investment purposes.


Item 5. Interest in Securities of the Issuer

   (a) As of June 6, 2001, the Reporting Persons are deemed to be the beneficial owners of 1,900,000 shares of Common Stock of the Issuer. Based on the Issuer's filing on Form 10Q/A for the quarterly period ended March 31, 2001, there were 33,461,004 shares of Common Stock outstanding as of May 9, 2001. Therefore, Reporting Persons may be deemed to beneficially own 5.7% of the outstanding shares of common stock of the Issuer.

   (b) The Reporting Persons have the power to vote and the power to dispose of the shares of the Common Stock.

   (c) Transactions in the class of Securities reported on herein effected within the last sixty (60) days by Highbridge Capital Corporation. Such transactions were open market purchases of Common Stock.


                                            AVERAGE
                             NO. OF          PRICE
               DATE          SHARES        PER SHARE           TOTAL
             --------       --------       ---------        -----------

             05/08/01        220,000        $70.2689        $15,462,678
             05/09/01         80,000        $70.9846        $ 5,680,497
             05/14/01        200,000        $71.2018        $14,243,564
             05/22/01        100,000        $72.2901        $ 7,229,014
             05/23/01         40,000        $72.2875        $ 2,892,140
             05/25/01         60,000        $72.1500        $ 4,332,008
             05/29/01        100,000        $71.6249        $ 7,164,090
             05/31/01        200,000        $71.2539        $14,253,980
             06/01/01        400,000        $70.7421        $28,296,840
             06/04/01        100,000        $71.1372        $ 7,113,720
             06/05/01        200,000        $70.2950        $14,059,000
             06/06/01        200,000        $69.4500        $13,890,000


   (d)  Not applicable

   (e)  Not applicable



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None


Item 7. Material to Be Filed as Exhibits

        None




                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 15th day of June, 2001


Highbridge Capital Corporation

By:  /s/  Howard Feitelberg
    -------------------------------------
     Howard Feitelberg, Controller



Highbridge Capital Management, LLC

By:  /s/  Ronald S. Resnick
    -------------------------------------
     Ronald S. Resnick, Managing Director